

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 3, 2010

Mr. Brian D. Clewes
Secretary, Treasurer and Chief Financial Officer
Carthew Bay Technologies, Inc.
Brookfield Place, 181 Bay Street, Suite 2500
Toronto, ON Canada M5J 2T7

> **Re: Carthew Bay Technologies, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 28, 2010**
> **File No. 000-31481**

Dear Mr. Clewes:

We have reviewed your response dated August 26, 2010 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the fiscal year ended December 31, 2009

Item 18. Financial Statements

Independent Auditors' Report, page 2

1.   We see your response to prior comment 4; however, the audit report of MSCM
        LLP continues to be unsigned. Please amend your filing to include a signed
        independent auditors' report.

2.   We refer to your responses to prior comments 5 and 6. We see that you have
        provided predecessor auditor reports in amended Forms 20-F for the years ended
        December 31, 2009 and 2008. However, the predecessor auditor reports appear to
        be reversed in the amended filings. In that regard, it appears that the predecessor
        report appearing in the amended Form 20-F as of December 31, 2009 should be
        reversed with that presented in the amended Form 20-F as of December 31, 2008.
        Please appropriately revise.

Item 19. Exhibits

3.   The amendments must include officer certifications. Please amend to provide
        currently dated certifications as provided by Instructions 12 and 13 to Item 19 of
        Form 20-F. This comment also applies to the Form 20-F/A as of December 31,
        2008.

        You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd at (202)
551-3605 if you have questions regarding comments on the financial statements and
related matters. You may also contact me at (202) 551-3676.

                                        Sincerely,

                                                                            for

                                        Brian Cascio
                                        Accounting Branch Chief